

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2014

<u>Via E-mail</u>
Don Klapko
President and Chief Executive Officer
Equal Energy Ltd.
4801 Gaillardia Parkway, Suite 325
Oklahoma City, OK 73142

> **Re: Equal Energy Ltd.**
> **Preliminary Proxy on Schedule 14A**
> **Filed December 31, 2013**
> **File No. 1-34759**

Dear Mr. Klapko:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note statements in your filing regarding financing uncertainties, such as at page 52: "It is a condition to the obligations of Petroflow and Petroflow Sub to complete the Arrangement that either Petroflow or Petroflow Sub has received the proceeds of Financing…. If the Financing is not completed, the Arrangement may not be completed" and at page 42 that one of the "risks and other potentially negative factors concerning the Arrangement" is "[t]he risk that Petroflow and Petroflow Sub will not be able to obtain the Financing, which is a condition to their obligations to complete the Arrangement." Please provide the information Part B of Form S-4 requires for Petroflow and Petroflow Sub and, to the extent material, TexOak. Please see Item 14(c)(1) of Schedule 14A and Instruction 2(a) to Item 14.

Financing of the Arrangement, page 52

2. In this section, you suggest that the reverse termination payment is required in the event that the Financing is not completed, but at page 69 under "Termination Payment," you suggest that the payment would be required in the event of a default of a covenant or obligation. Please clarify whether failure to obtain the proceeds from the Financing would constitute default of a covenant or obligation, and revise to provide consistent disclosure as appropriate.

Fairness Opinion, Appendix F

3. In its opinion, Global Hunter Securities states in part that "This opinion may not be used or relied upon by any person other than the Board of Directors." Please obtain and include an appropriately revised opinion that omits that sentence, as stockholders may use and rely upon the opinion.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim at (202) 551-3535 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Daniel M. Miller
        Dorsey & Whitney LLP